March 30, 2021

Via Edgar

Mr. Donald Field

Division of Corporation

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	Golden Sun Education Group Limited
Draft Registration Statement on Form F-1
Submitted December 18, 2020
CIK No. 0001826376

Dear Mr. Field:

This letter is in response to the letter dated January 12, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Golden Sun Education Group Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “DRS/A”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

2. We note that in a number of places the prospectus summarizes the legal opinions of Zhong Lun Law Firm. Please revise the exhibit index to annotate that you will file a consent from your PRC counsel related to such legal opinions. Refer to Rule 436 of the Securities Act of 1933.

Response: The Company acknowledges the Staff’s comment and has revised the exhibit index to annotate that it is filing a consent from our PRC counsel related to such legal opinions.

Our Company, page 1

3. We note your disclosure on page 10 that certain of your schools are designated as for-profit and others as not-for-profit. Please revise the summary to clarify the schools which are designated as not-for-profit and discuss how such designation could effect your future business, operations and revenues. Please also revise the chart on page 89 accordingly.

Response: The Company revised its disclosure on pages 3 and 82 to clarify which schools are designated as not-for-profit and updated its disclosure to discuss how such designation could affect its future business, operations and revenues. The Company also revised the chart on page 85 of the DRS/A to disclose the schools’ designations as for-profit and not-for profit.

The Offering, page 8

4. Please revise the disclosure under Voting Rights to clarify that the “holder of our Class B Ordinary Shares” who will control all matters submitted to shareholders for approval is Mr. Xueyuan Weng, your Chairman and CEO. In addition, please tell us what consideration you have given to making such disclosure on the outside prospectus cover page, as well.

Response: The Company revised its disclosure under Voting Rights on page 8 of the DRS/A to clarify that the “holder of our Class B Ordinary Shares” who will control all matters submitted to shareholders for approval is Mr. Xueyuan Weng, our Chairman and CEO. The disclosure regarding the voting rights on the outside prospectus cover page was made to indicate that the Company is a controlled company under Nasdaq rules.

Our business and results of operations mainly depend on the level of tuition fees, page 10

5. We note your disclosure that certain of your schools are designated as not-for-profit. Please revise to quantify the percentage of revenue derived from your not-for-profit schools which could be affected by future PRC regulations.

Response: The Company revised its disclosure on page 10 of the DRS/A to quantify the percentage of revenue derived from its not-for-profit schools which could be affected by future PRC regulations.

Risk Factors, page 10

6. We note your disclosure on page 126 that you owe Mr. Xueyuan Weng approximately $2 million which is due on demand. Please revise to include a risk factor discussing this related party liability and any associated risks such as its on demand nature.

Response: The Company revised its disclosure on page 19 of the DRS/A to include a new risk factor discussing the related party liability and associated risks.

We cannot assure you that we will make any profits from our operations of Chongwen Middle School, page 13

7. We note your disclosure that you are obligated to pay a fixed amount of return on an annual basis to the sponsors of Chongwen Middle School. Please revise to quantify the fixed amount of return. Please also revise the Chongwen Middle School section on page 56 accordingly.

Response: The Company revised its disclosures on pages 12 and 56 of the DRS/A to quantify the fixed amount of return.

Factors Affecting Our Results of Operations, page 57

8. We note your disclosure that your education service fees for primary and secondary schools is mainly affected by tuition policy set by local governments. Please revise to expand your discussion of the factors that affect the tuition policy set by local governments and namely whether your school designations as for-profit or not-for-profit factor into such policies.

Response: The Company revised its disclosure on page 57 of the DRS/A to expand its discussion of the factors that affect the tuition policy set by local governments and whether its school designations as for-profit or not-for-profit factor into such policies.

Management’s Discussion and Analysis

Off-balance Sheet Commitments and Arrangements, page 68

9. Please disclose the information required by Item 5.E of Form 20-F related to the capital injection obligation. Also, provide the required GAAP disclosures for this obligation in your financial statement footnotes.

Response: The Company revised its disclosure on page 64 of the DRS/A to disclose the information required by Item 5.E of Form 20-F related to its capital injection obligation. The Company has also provided the required GAAP disclosures for this obligation in its financial statement footnotes.

Critical Accounting Policies

Revenue recognition, page 69

10. We note your disclosure under the headers for both Primary and secondary schools revenue and Tutorial service revenue that you record your refund liability utilizing the most likely amount method. However, we noted under the Refund Liability header that you utilize the expected value method. Please clarify and revise here and elsewhere in the notes to your financials which method you currently use in estimating your refund liability.

Response: The Company revised its disclosure on pages 65 and 66 of the DRS/A and in the notes to the financial statements to clarify that the Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Not-for-Profit/For-profit status, page 93

11. We note your disclosure that PRC laws and regulations place limitations on not-for-profit schools related to the receipt of proceeds and the use of cash surplus. We also note that a large number of your schools are designated as not-for-profit and that these schools currently contribute to a substantial portion of your revenues. Please revise to discuss in greater detail how your VIE arrangements discussed on page 53 reconcile with these PRC laws and regulations which appear to place limitations on the use of school proceeds and require you to reinvest cash surplus back into the schools.

Response: The Company revised its disclosure on page 89 of the DRS/A to discuss how the VIE arrangements reconcile with the PRC laws and regulations relating to not-for-profit schools and the receipt of proceeds and the use of cash surplus.

12. We note that you are obligated to pay a fixed amount of return on an annual basis to the sponsors of Chongwen Middle School. We also note your disclosure that Chongwen Middle School is a not-for-profit school. Please reconcile your disclosure that sponsors of a non-profit privately-run school are not allowed to receive proceeds from school operations with this required annual payment.

Response: The Company revised its disclosure on pages 56 and 93 of the DRS/A to reconcile its disclosure that sponsors of a non-profit privately-run school are not allowed to receive proceeds from school operations.

Management

Compensation of Directors and Executive Officers, page 120

13. Please update your disclosure regarding the compensation of directors and executive officers as of your most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

Response: The Company updated the disclosure on page 116 of the DRS/A regarding the compensation of directors and executive officers as of its most recently completed fiscal year.

VIE Arrangements, page 126

14. We note that under the Entrustment Agreement you are required to pay the sponsors, which include related parties, a fixed amount of return on an annual basis. Please revise this section to quantify the amounts paid to the sponsors for the time periods required by Item 7.B of Form 20-F.

Response: The Company revised its disclosure on page 122 of the DRS/A to quantify the amounts paid to the sponsors for the time periods required by Item 7.B of Form 20-F.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xueyuan Weng
Name:	Xueyuan Weng
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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